

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2013

Via E-mail
Panagiotis Drakopoulos
Chief Financial Officer
Prime Estates and Developments, Inc.
200 South Wacker Drive, Suite 3100
Chicago, Illinois 60606

> **Re: Prime Estates and Developments, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed November 14, 2013**
> **File No. 000-54436**

Dear Mr. Drakopoulos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your Form 8-K filed November 25, 2013 relating to the fact that your former accountant resigned on November 20, 2013 as a result of you "being unable to substantiate revenue." Please revise this filing to include this information, explain how you are unable to substantiate revenue and describe how it impacts your business operations.

2.   We note the press release dated December 13, 2013 that you changed your name to "Cosmos Holdings." Please revise to include this information and explain why you have changed your name.

3.   We note your references to your annual report on Form 10-K. Please revise to specifically incorporate by reference your Form 10-K or advise.

Item 1.01 Entry into a Material Definitive Agreement, page 2

Exchange Transaction, page 2

4.   We note your response to comment 3 of our letter dated October 30, 2013 that no shareholder approval was required under Nevada law as the transaction was structured as a share exchange and not a merger. Please provide a detailed legal analysis that supports this statement.

Item 2.01 Completion of Acquisition or Disposition of Assets

Management's Discussion and Analysis of Financial Condition and Results of Operations of Amplerissimo

Business, page 10

5.   We note that your two current master service agreements are terminable at any time. Please revise in this section to discuss the payment terms in greater detail and other material provisions under these arrangements. For instance, we note that clients have a six-month period to remit payment for services rendered. To place your current receivables in context, explain the timing with respect to expected payments. To the extent applicable, please also delineate the company's fee structure with respect to the various services, such as credit risk management and online support services. In addition, please clarify whether the other parties to the master service agreements have any affiliation or relationship with you or any entity affiliated with you.

Liquidity and Capital Resources, page 12

6.   We reissue comment 9 in our letter dated October 30, 2013 in part. Please supplement in this section to more specifically outline your anticipated cash uses the next fiscal year in its entirety or, alternatively, revise to clarify that the $50,000 figure set forth in the section represents all of your cash needs for the next fiscal year.

7.   We note that the company has utilized certain collected funds to discharge outstanding obligations under a consulting agreement. Revise your disclosure in this section to discuss the terms of the consulting arrangement, including a description of the provided services.

Directors and Officers

Directors and Executive Officers after Change of Control, page 16

8.   We note in your revisions in this section in response to comment 12 in our letter dated October 30, 2013 that you specifically enumerate the skills of Mr. Vassilopoulos that qualify him to serve as one of your directors. Please provide similar disclosure for each

of Messrs. Drakopoulos and Goulielmos. In addition, please revise your disclosure regarding Mr. Vassilopoulos to specifically disclose his principal occupations and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on as well as the applicable dates.

Exhibit 99.1

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 18

9.   We note your revised disclosure in response to comment 15 from our letter dated October 30, 2013. For each type of service, please clarify how you determine when you meet each condition for revenue recognition. Please address the services that you already provided in 2013 and the specific reasons that you have not recognized any revenues. Please explain if there are any disputes with your customers over the amounts billed to date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel